UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

ASGI Aurora Opportunities Fund, LLC
(Name of Issuer)

ASGI Aurora Opportunities Fund, LLC
(Name of Person(s) Filing Statement (Issuer))

 Interests of Limited Liability Company Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Lloyd Lipsett
Wells Fargo Law Department
MAC JP201-210
200 Berkeley Street
Boston, MA 02116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons(s))

With a copy to:
Mark P. Goshko
George Zornada
K&L  Gates LLP
State Street Financial Center
One Lincoln St.
Boston, MA  02111-2950
(617) 261-3100

 August 19, 2011
(Date Tender Offier First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation $1,078,659(a)	Amount of Filing Fee $125.23(b)

(a)	Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)	Calculated at $116.10 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $125.23	Filing Parties: ASGI Aurora Opportunities Fund, LLC
Form or Registration No.: SC TO-I	Date Filed: August 19, 201

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Amendment No. 1 to Tender Offer Statement

This Final Amendment amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on August 19, 2011 by ASGI Aurora Opportunities Fund, LLC (the “Fund”), relating to the Fund’s offer to purchase limited liability company interests in the Fund (“Interests”) from holders of Fund Interests (“Members”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal in an aggregate amount of up to $1,078,659 (the “Offer”), and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

No Interests were tendered and accepted by the Fund prior to the expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2012

ASGI AURORA OPPORTUNITIES FUND, LLC

By:	/s/ Adam Taback
Name:	Adam Taback
Title:	President